# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PALVELLA THERAPEUTICS, INC., CIK 0001583648
CUSIP: 697947109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 125 STRAFFORD AVE, SUITE 360, WAYNE, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/13/2024
Filed by CIK 0001918142
Persons authorized to receive notices and communications: Wesley H. Kaupinen, 125 Strafford Ave., Suite 360, Wayne, Pennsylvania (PA), 19087, 484-253-1461

## Reporting persons
- Kaupinen Wes (CIK 0001918142): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 82,051; shared voting power 1,562,818; sole dispositive power 82,051; shared dispositive power 1,562,818; aggregate amount beneficially owned 1,644,869 (14.6% of the class)
  Comment: (1) Includes 37,641 shares of Common Stock subject to options and restricted stock units that are exercisable within 60 days of December 16, 2024.
  
  (2) Calculation of the percentage of the shares of Common Stock beneficially owned assumes 11,221,307 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 8-K filed on December 16, 2024.
- Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 781,409; sole dispositive power 0; shared dispositive power 781,409; aggregate amount beneficially owned 781,409 (6.9% of the class)
  Comment: (1) Calculation of the percentage of the shares of Common Stock beneficially owned assumes 11,221,307 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 8-K filed on December 16, 2024.
- Christine L. Kaupinen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,562,818; sole dispositive power 0; shared dispositive power 1,562,818; aggregate amount beneficially owned 1,562,818 (13.9% of the class)
  Comment: (1) Calculation of the percentage of the shares of Common Stock beneficially owned assumes 11,221,307 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 8-K filed on December 16, 2024.
- Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 781,409; sole dispositive power 0; shared dispositive power 781,409; aggregate amount beneficially owned 781,409 (6.9% of the class)
  Comment: (1) Calculation of the percentage of the shares of Common Stock beneficially owned assumes 11,221,307 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 8-K filed on December 16, 2024.
- Michael Christopher: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 781,409; sole dispositive power 0; shared dispositive power 781,409; aggregate amount beneficially owned 781,409 (6.9% of the class)
  Comment: (1) Calculation of the percentage of the shares of Common Stock beneficially owned assumes 11,221,307 shares of Common Stock outstanding, based on information included in the Issuer's Current Report on Form 8-K filed on December 16, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: PALVELLA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 125 STRAFFORD AVE, SUITE 360, WAYNE, Pennsylvania (PA), 19087
Comment: This joint statement on Schedule 13D (the Schedule 13D) relates to the common stock, par value $0.001 per share (the Common Stock), of Palvella Therapeutics, Inc., a Nevada corporation (f/k/a Pieris Pharmaceuticals, Inc. (Pieris)) (the Issuer). The address of the Issuer's principal executive offices is 125 Stratford Ave., Suite 360, Wayne, Pennsylvania 19087.

## Item 2. Identity and Background
Name of person filing:
(a)-(c) This Schedule 13D is being filed jointly by Wesley H. Kaupinen, the Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the WK Trust), Christine L Kaupinen, the Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the CK Trust, and together with the WK Trust, the Trusts) and Michael Christopher. Each of the foregoing is referred to in this Schedule 13D as a Reporting Person and, collectively, the Reporting Persons. Mr. Kaupinen is the beneficiary of the WK Trust and is the spouse of Ms. Kaupinen. Ms. Kaupinen is the trustee of the WK Trust, the beneficiary of the CK Trust and the spouse of Mr. Kaupinen. Mr. Christopher is the trustee of the CK Trust.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The present principal occupation of Mr. Kaupinen is President and Chief Executive Officer of the Issuer and is a member of the Board of Directors of the Issuer.

The present principal occupation of Ms. Kaupinen is Vice-President Global Marketing, Eurofins

The present principal occupation of Mr. Christopher is President & Chief Investment Officer.

The WK Trust is a trust for the benefit of Mr. Kaupinen.

The CK Trust is a trust for the benefit of Ms. Kaupinen.
Residence or business address:
(a)-(c) This Schedule 13D is being filed jointly by Wesley H. Kaupinen, the Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the WK Trust), Christine L Kaupinen, the Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the CK Trust, and together with the WK Trust, the Trusts) and Michael Christopher. Each of the foregoing is referred to in this Schedule 13D as a Reporting Person and, collectively, the Reporting Persons. Mr. Kaupinen is the beneficiary of the WK Trust and is the spouse of Ms. Kaupinen. Ms. Kaupinen is the trustee of the WK Trust, the beneficiary of the CK Trust and the spouse of Mr. Kaupinen. Mr. Christopher is the trustee of the CK Trust.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The present principal occupation of Mr. Kaupinen is President and Chief Executive Officer of the Issuer and is a member of the Board of Directors of the Issuer.

The present principal occupation of Ms. Kaupinen is Vice-President Global Marketing, Eurofins

The present principal occupation of Mr. Christopher is President & Chief Investment Officer.

The WK Trust is a trust for the benefit of Mr. Kaupinen.

The CK Trust is a trust for the benefit of Ms. Kaupinen.
Present principal occupation or employment:
(a)-(c) This Schedule 13D is being filed jointly by Wesley H. Kaupinen, the Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the WK Trust), Christine L Kaupinen, the Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 (the CK Trust, and together with the WK Trust, the Trusts) and Michael Christopher. Each of the foregoing is referred to in this Schedule 13D as a Reporting Person and, collectively, the Reporting Persons. Mr. Kaupinen is the beneficiary of the WK Trust and is the spouse of Ms. Kaupinen. Ms. Kaupinen is the trustee of the WK Trust, the beneficiary of the CK Trust and the spouse of Mr. Kaupinen. Mr. Christopher is the trustee of the CK Trust.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the Exchange Act).

The present principal occupation of Mr. Kaupinen is President and Chief Executive Officer of the Issuer and is a member of the Board of Directors of the Issuer.

The present principal occupation of Ms. Kaupinen is Vice-President Global Marketing, Eurofins

The present principal occupation of Mr. Christopher is President & Chief Investment Officer.

The WK Trust is a trust for the benefit of Mr. Kaupinen.

The CK Trust is a trust for the benefit of Ms. Kaupinen.
Criminal convictions in the last five years: (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it became subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship: (f) Each of Mr. Kaupinen, Ms. Kaupinen and Mr. Christopher is a citizen of the United States. Each of the Trusts was formed and operates in the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to that certain Merger Agreement, dated as of July 23, 2024 (the Merger Agreement), by and among Pieris, Polo Member Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Pieris (Merger Sub), and Palvella Therapeutics, Inc., a Delaware corporation (Legacy Palvella). Pursuant to the terms of the Merger Agreement, Legacy Palvella in effect became a public company through a reverse merger whereby Merger Sub merged with and into Legacy Palvella (the Merger, with Legacy Palvella surviving the Merger and becoming a wholly-owned subsidiary of the Issuer. The Merger closed on December 13, 2024 (the Closing).

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger (the Effective Time), each share of Legacy Palvella's common stock, par value $0.001 per share (the Legacy Palvella Common Stock), was canceled and the stockholders of Legacy Palvella received 0.309469242 shares of Common Stock for each share of Legacy Palvella Common Stock held by them immediately prior to the Effective Time (the Exchange Ratio).

In connection with the Merger, each stock option to purchase Legacy Palvella Common Stock that was outstanding immediately prior to the Effective Time was assumed by the Issuer and became an option to acquire a number of shares of Common Stock equal to the number of shares of Legacy Palvella Common Stock subject to the unexercised portion of the Legacy Palvella's stock option immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded down to the nearest whole share number), with an exercise price per share for the options equal to the exercise price per share of such Legacy Palvella option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). Such assumed options will be governed by the terms and conditions of the Palvella Therapeutics, Inc. 2024 Equity Incentive Plan (the 2024 Plan).

Immediately prior to the Effective Time, (i) 2,525,000 shares of Legacy Palvella Common Stock held of record by the WK Trust, (ii) 2,525,000 shares of Legacy Common Stock held of record by the CK Trust, (iii) 138,755 shares of Legacy Palvella Common Stock common stock issuable upon conversion of 138,755 shares of Legacy Palvella Series A-1 preferred stock, Legacy Palvella Series A-2 preferred stock, Legacy Palvella Series B preferred stock, Legacy Palvella Series C preferred stock and Legacy Palvella Series D preferred stock held of record by Mr. Kaupinen were automatically converted into (a) 781,409 shares of Common Stock held of record by the WK Trust, (b) 781,409 shares of Common Stock held of record by the CK Trust, and (c) 44,410 shares of Common Stock held of record by Mr. Kaupinen, respectively. In addition, Mr. Kaupinen holds stock options and restricted stock units relating to 37,641shares of Common Stock that are exercisable within 60 days of December 13, 2024.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Kaupinen serves as President and Chief Executive Officer of the Issuer and is a member of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer's Insider Trading Policy, each Reporting Persons may from time to time purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon such Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to such Reporting Person, general economic conditions, stock market conditions and other factors.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 11,221,307 shares of Common Stock issued and outstanding as of December 13, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2024. All of the share numbers reported herein are as of December 13, 2024, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

In aggregate, the Reporting Persons have voting and dispositive power over 1,644,869 shares of Common Stock, representing approximately 14.61% of such class of securities, which is comprised of (a) 1,607,228 shares of Common Stock, and (b) 37,641 shares of Common Stock subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024.

The beneficial ownership of each Reporting Person is as follows.

(i) Mr. Kaupinen beneficially owns 1,644,869 shares of Common Stock representing approximately 14.61% of the class, which is comprised of (a) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, (b) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, Mr. Kaupinen's spouse, (c) 44,410 shares of Common Stock held of record by Wesley H. Kaupinen, and (d) 37,641 shares of Common Stock subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024. Mr. Kaupinen has the sole power to vote and dispose of (i) 44,410 shares of Common Stock held directly by him and (ii) 37,641 shares of Common Stock that are subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024. Mr. Kaupinen has the shared power to vote and dispose of (1) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the trustee, and (2) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, Mr. Kaupinen's spouse for which Mr. Christopher serves as the trustee.

(ii) Ms. Kaupinen beneficially owns and has the shared power to vote and dispose of (a) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the Trustee, and (b) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.

(iii) Ms. Christopher beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.

(iv) The WK Trust beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the Trustee.

(v) The CK Trust beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by the CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a)-(b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 11,221,307 shares of Common Stock issued and outstanding as of December 13, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2024. All of the share numbers reported herein are as of December 13, 2024, unless otherwise indicated. Each Reporting Person's cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

In aggregate, the Reporting Persons have voting and dispositive power over 1,644,869 shares of Common Stock, representing approximately 14.61% of such class of securities, which is comprised of (a) 1,607,228 shares of Common Stock, and (b) 37,641 shares of Common Stock subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024.

The beneficial ownership of each Reporting Person is as follows.

(i) Mr. Kaupinen beneficially owns 1,644,869 shares of Common Stock representing approximately 14.61% of the class, which is comprised of (a) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, (b) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, Mr. Kaupinen's spouse, (c) 44,410 shares of Common Stock held of record by Wesley H. Kaupinen, and (d) 37,641 shares of Common Stock subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024. Mr. Kaupinen has the sole power to vote and dispose of (i) 44,410 shares of Common Stock held directly by him and (ii) 37,641 shares of Common Stock that are subject to options and restricted stock units that are exercisable within 60 days of December 13, 2024. Mr. Kaupinen has the shared power to vote and dispose of (1) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the trustee, and (2) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, Mr. Kaupinen's spouse for which Mr. Christopher serves as the trustee.

(ii) Ms. Kaupinen beneficially owns and has the shared power to vote and dispose of (a) 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the Trustee, and (b) 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.

(iii) Ms. Christopher beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.

(iv) The WK Trust beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by the WK Trust for the benefit of Wesley H. Kaupinen, for which Ms. Kaupinen serves as the Trustee.

(v) The CK Trust beneficially owns and has the shared power to vote and dispose of 781,409 shares of Common Stock held of record by the CK Trust for the benefit of Ms. Kaupinen, for which Mr. Christopher serves as the Trustee.
Transactions in the class effected during the past sixty days: (c) Except as set forth in Item 3 and 4 above, which descriptions are incorporated herein by reference, there have been no transactions with respect to the shares of Common Stock during the sixty (60) days prior to the date hereof by any of the Reporting Person other than as follows: On December 13, 2024, the board of directors of the Issuer granted to Mr. Kaupinen stock options under the 2024 Plan with respect to a total of 417,806 shares of Common Stock, which will vest in equal monthly tranches over 48 months, subject to Mr. Kaupinen's continued service with the Company through the applicable vesting date. The options have an exercise price equal to the closing price of the Company's common stock on the grant date ($13.60 per share) and will expire on the 10th anniversary of the grant date (or earlier in case of termination of service).
Other persons with the right to receive dividends or sale proceeds: (d) No person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Person, other than the Reporting Person itself.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement by and among Wesley H. Kaupinen, the Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019, Christine L Kaupinen, the Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019 and Michael Christopher.

Exhibit 2 - Agreement and Plan of Merger, dated as of July 23, 2024, by and among Pieris Pharmaceuticals, Inc. Polo Merger Sub, Inc. and Palvella Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 24, 2024). https://www.sec.gov/Archives/edgar/data/1583648/000143774924023301/ex_702514.htm

Exhibit 3 - Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 24, 2024). https://www.sec.gov/Archives/edgar/data/1583648/000143774924023301/ex_701904.htm

## Signatures
- Kaupinen Wes: Wesley H. Kaupinen, Wesley H. Kaupinen (12/20/2024)
- Wesley H. Kaupinen 2019 Irrevocable Trust dated February 28, 2019: Christine L. Kaupinen, Trustee (12/20/2024)
- Christine L. Kaupinen: Christine L. Kaupinen, Christine L. Kaupinen (12/20/2024)
- Christine L. Kaupinen 2019 Irrevocable Trust dated February 28, 2019: Michael Christopher, Trustee (12/20/2024)
- Michael Christopher: Michael Christopher, Michael Christopher (12/20/2024)